EXHIBIT 99.2

Press Release dated November 18, 2003

Today on Canada’s Business Report...Sprint Canada Is Calling The Shots

     TORONTO, Nov. 18 /CNW/ - On today’s edition of Canada’s Business Report, host Robert Graham speaks with Peter Pleckaitis, Senior Vice-President of Marketing and Enterprise Solutions at Sprint Canada, about what the phone company is doing to prevent Canadian telemarketers from violating the U.S. “Do Not Call” law.

     And why is Sprint Canada reacting to an American law? Pleckaitis says, “The Canadian call center business into the U.S. would dry up if we weren’t able to provide this capability (of blocking a call from going through to a number on the DNC list). If you’re a hotel or an entertainment company, and you’ve come up here to use Canadian call centre facilities, and numbers on the Do Not Call list were called, you would be subject to fines and you wouldn’t come up to Canada any further to use a Canadian call centre.

     Executive produced by InvestorCanada.com, Canada’s Business Report is the most comprehensive daily business news program on radio in Canada. With a focus on the stock markets, investing strategies, corporate developments, and the health of our economy, the nationally syndicated half-hour program is heard Monday through Friday, live at 5:06 p.m. ET at www.InvestorCanada.com/cbr.php. and on the following stations.

ONTARIO
Hamilton CHML AM 900 - 5:30 p.m. ET
London CFPL AM (Radio 98) - 5:30 p.m. ET, Repeat @ 10:00 p.m. ET
Owen Sound - CFOS 560 - 5:30 p.m. ET

MANITOBA
Winnipeg - CJOB 680 - 5:30 p.m. CT

SASKATCHEWAN
Regina - CJME 980 - 5:30 p.m. CT, Repeat @ 5:00 a.m. CT
Saskatoon - CKOM 650 - 5:30 p.m. CT, Repeat @ 5:00 a.m. CT

ALBERTA
Calgary - CHQR AM 770 - 6:30 p.m. MT

BRITISH COLUMBIA
Kelowna - CKOV 63 AM Radio - 6:05 p.m. PT.

For further information: contact Robert Graham, Host, Canada’s Business Report, (416) 863-5728, rob.graham@newswire.ca;

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